UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended July 16, 2010

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

June 16, 2010

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were submitted to a vote at the annual general meeting of Canadian Zinc Corporation (the "Issuer") held on June 16, 2010.  The report on the voting results is as follows:

1.           Number of Directors

By a vote of show of hands, the number of directors was determined at five.

2.           Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

Brian Atkins	Dave Nickerson
John F. Kearney	Alan B. Taylor
John A. MacPherson

3.           Appointment of Auditors and Auditors' Remuneration

By a vote of show of hands, Ernst & Young LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

4.	Approve 2010 Stock Option Plan

By a vote of 21,346,079 in favour (88%) and 2,923,327 against (12%) the Issuer’s 2010 Stock Option Plan, pursuant to which options on up to 6,000,000 common shares of the Issuer may be issued to directors, officers, employees and consultants of the Issuer and its subsidiaries, representing approximately 5% of the Issuer’s outstanding shares as of the date of the Meeting, was approved.

Canadian Zinc Corporation

Per:        “John F. Kearney”
John F. Kearney
Chairman, President and Chief Executive Officer

EXHIBIT LIST

99.1	News Release – June 17, 2010
99.2	News Release – June 21, 2010
99.3	News Release – June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: July 16, 2010	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman